03001922

UNITED STATES
AND EXCHANGE COMMISSION
'ashington, D.C. 20549

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JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL RECEIVED PROCESSING
FEB 26 2003
WASH. D.C. 165 SECTION

NAME OF BROKER-DEALER:

Near North National Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 North Michigan Ave.
(No. and Street)

Chicago	Il	60611-1803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Kloc — 312-280-7137
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Peter Apfelbach, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Near North National Financial Services, Inc., as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 21st day of February 2003

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 9-20-2005

Peter Apfelbach

Signature

Peter Apfelbach
President

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Near North National Financial Services, Inc.

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Near North National Financial Services, Inc.
Table of Contents
December 31, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Near North National Financial Services, Inc.

We have audited the accompanying statement of financial condition of Near North National Financial Services, Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Near North National Financial Services, Inc. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 4, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Near North National Financial Services, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	152,668
Other assets		4,300
Total assets	$	156,968

Liabilities and Stockholder's Equity

Liabilities		
Payable to affiliate	$	18,901
Income taxes payable to Parent		21,176
Total liabilities		40,077
Stockholder's equity		116,891
Total liabilities and stockholder's equity	$	156,968

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Near North National Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and a member of the NASD. The Company is a wholly owned subsidiary of Near North National Group (the "Parent"). The Company earns commissions primarily by offering mutual funds and variable annuities.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes—The taxable income of the Company is included in the consolidated U.S. income tax return filed by the Parent. The Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company filed its own return.

Note 2 Related Parties

The Company is provided office space and administrative services by an entity affiliated through common ownership at no cost.

Note 3 Concentrations

The Company maintains its cash balance in one financial institution in Chicago, Illinois. This balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

Two insurance companies accounted for 67 percent of the Company's revenue for the year ended December 31, 2002.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $113,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note 5 Subsequent Events

Subsequent to year-end, the Parent entered into an agreement to sell, among other things, the Company, subject to the completion of due diligence, execution of definitive agreements and other customary closing conditions.